FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               September 23, 2003

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  Form 20-F  X                  Form 40-F __

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                  Yes __                        No X

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                  Yes __                        No X

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                  Yes __                        No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                 Total Pages: 3


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            Smith & Nephew plc
                                            (Registrant)


Date: September 23, 2003               By:  /s/ Paul Chambers
                                            ------------------------
                                            Paul Chambers
                                            Company Secretary


                                       2

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Smith & Nephew plc        T 44 (0) 207 401 7476     [LOGO] We are smith&nephew
15 Adam Street            F 44 (0) 207 960 2350
London WC2N 6LA           www.smith-nephew.com
England







SMITH & NEPHEW APPOINTS ENDOSCOPY PRESIDENT

22 September 2003



Smith & Nephew plc today announces the appointment of Jim Taylor as President of its Endoscopy business.

Mr Taylor, 47, joined Smith & Nephew in 2000 as a Group Director responsible for 25 country markets for the Orthopaedics, Endoscopy and Wound Management businesses. He is a current member of the Smith & Nephew Group Executive Committee.

Mr Taylor, who will be based at Endoscopy Division headquarters in Andover, Massachusetts, has wide executive experience in the medical devices arena and a strong background in global business operations. His experience encompasses several roles at DePuy, including President of DePuy International, as well as positions in the automotive industry.

He replaces former divisional president Ron Sparks, who left the company earlier this month to take over as Chief Executive Officer of UTI Corporation in Philadelphia.

Smith & Nephew Chief Executive Chris O'Donnell said "Jim Taylor has consistently shown leadership and strong results in building Smith & Nephew's international business. He understands the Endoscopy sector well and I have every confidence that he will be a strong leader for this business."


Enquiries:


Smith & Nephew
Angie Craig                                             Tel: +44 (0)20 7401 7646
Corporate Affairs Director


Financial Dynamics
David Yates                                             Tel: +44 (0)20 7831 3113






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